[JRCC Letterhead]
James River Coal Company
901 East Byrd Street
Suite 1600
Richmond, VA 23219

September 2, 2010

VIA EDGAR and FAX (703) 813-6982

H. Roger Schwall
Assistant Director
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-7010

RE:
James River Coal Company
Registration Statement on Form S-3
Filed August 6, 2010
File No. 333-168628
Post Effective Amendment No. 2 to Registration Statement on Form S-3
Filed August 6, 2010
File No. 333-143563

Dear Mr. Schwall:

James River Coal Company (the “Company”) hereby files this letter, via EDGAR, in response to the comment letter dated August 27, 2010 from the Staff, concerning the above-referenced filings.

We provide below responses to the Staff’s comments.  These responses are keyed to correspond to the Staff’s comment letter, which we do by setting out below each of the Staff’s comments (in bold face type) followed by our response.  A copy of this letter is being submitted via EDGAR and fax to the Staff.  We intend to file a pre-effective amendment to the above-referenced filings once we resolve the Staff’s comments.

Unless the context requires otherwise, references to “we”, “our”, “us”, “James River” or “the Company” in this letter refer to James River Coal Company.

Registration Statement on Form S-3, File No. 333-168628

Incorporation of Documents by Reference, page 41

1.
We note that you have not properly incorporated future filings after the date of the initial registration statement and prior to effectiveness, such as the Item 1.01 Form 8-K you filed on August 20, 2010.  Please revise this section of your Form S-3 to specifically incorporate your Form 8-K filed on August 20, 2010.  See Item 12(a)(2) of Form S-3 and Question 123.05 of the Division of Corporation Finance’s Compliance and Disclosure Interpretations on Securities Act Forms.

Response:   The Company will amend the Form S-3 to properly incorporate future filings after the date of the initial registration statement and prior to the effectiveness including to specifically incorporate the Company’s Form 8-K filed on August 20, 2010.

We will revise the first three lines of the section titled “Incorporation of Documents by Reference” to read as follows

“We incorporate by reference the documents listed below and any filings we make after the filing of this registration statement but prior to the effectiveness of the registration statement, and any filings we make after the date of the effectiveness of the registration statement and prior to the termination of the offering hereunder pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act (except to the extent that any information contained in such filings is deemed “furnished” in accordance with SEC rules (unless otherwise indicated therein)):”

Exhibit 23.2

2.
Please include a signed consent to the incorporation into this registration statement of KPMG LLP’s report dated February 25, 2010.  We note that you filed such a consent as exhibit 23.2, but this consent as filed is unsigned.

Response:  The Company received a manually signed consent, dated August 5, 2010 to incorporate into this registration statement KPMG LLP’s report dated February 25, 2010 (the “Consent”).  In the edgarization process, the Consent was not properly conformed to include KPMG’s signature.  We will amend Exhibit 23.2, to conform the Consent to include KPMG’s signature.

Post-Effective Amendment to Registration Statement on Form S-3, File No. 333-143563

3.
We note that you filed a post-effective amendment to your registration statement on Form S-3 using the submission type “S-3/A” in the EDGAR system.  Based on the content of your filing, it appears that the proper submission type would be “POS AM.”  Refer to the Index of Submission Types, available on our website at http://sec.gov/info/edgar/forms/edgform.pdf.  Please file an amendment withdrawal request, using the submission type “AW,” and refile your post-effective amendment using the proper EDGAR tag.

Response:  We will file an amendment withdrawal request, using the submission type “AW,” and refile our post-effective amendment using the proper EDGAR tag.

Additionally, the Company acknowledges that:

•	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective; it does not foreclose the Commission from taking any action with respect to the filing,

•
The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any additional comments or questions to me at (804) 783-6285.

Sincerely, /s/ Samuel M. Hopkins, II Samuel M. Hopkins, II Vice President and Chief Accounting Officer